SECRETARY  CERTIFICATE

The undersigned hereby certifies that she is the Secretary of the American In dependence Funds Trust (the “Trust”), a business trust organized and existing under the laws of the State of Delaware and that the following is a true and correct copy of the resolutions duly adopted by a unanimous vote at a meeting of the Board of Trustees of the said Trust held on the 22nd day of June, 2012 at which meeting a quorum was at all times present and acting; that the passage of said resolutions was in all respects legal; and that said resolutions are in full force and effect:

RESOLVED, that it is the finding of the Trustees at this meeting that the fidelity bond written by St. Paul Travelers (the “Bond”) in the aggregate amount of $1,500,000 covering, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, as presented to this meeting, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of each of the Funds to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust’s Funds, the nature of the securities in those Funds’ portfolios, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties; and further

RESOLVED, that the premium to be paid by each Fund under the Bond be, and hereby is, approved by vote of a majority of the Board of Trustees (all Trustees voting) and separately by a majority of the “non-interested” Trustees, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium for the Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund under the Bond is less than the premium that Fund would have had to pay had it maintained a single insured bond; and further

RESOLVED, that the Bond be, and hereby is, approved by vote of a majority of the Board of Trustees (all Trustees voting) and separately by a majority of the “non-interested” Trustees with such further changes as any officer of the Trust, with the advice of counsel, deems necessary or desirable and appropriate; and further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to enter into an agreement on behalf of each Fund, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a  result of a loss sustained by that Fund and also by one or more of the other named insureds, that Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended; and further

RESOLVED, that the appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare, execute and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and further

RESOLVED, that the Secretary of the Company shall file the Bond with the Securities and Exchange Commission and give notice required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended; and further

RESOLVED, that pursuant to Rule 17d-1(d)(7) under the Investment Company Act of 1940, as amended, the Board hereby finds that: (1) the Trust’s participation in a joint liability insurance policy is in the best interest of the Trust; and (2) the proposed premium for the joint liability insurance policy to be allocated to the Trust, based upon its proportionate share of the sum of the premiums that would have been paid if the insurance coverage were purchased separately by the insured parties, is fair and reasonable to the Trust; and further

RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Company and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing votes.

/s/ Theresa Donovan

                                                                                                Secretary

                                                                                                September 13, 2006

United States Securities and Exchange Commission

Document Control - Room 1004

Mail Stop 1-4

450 Fifth Street, N.W.

Washington, D.C.  20549

American Independence Funds Trust:       1940 Act No.: 811-21757/

                                                                        1933 Act No.:333-124214

Dear Ladies and Gentlemen:

On behalf of American Independence Funds Trust, please find enclosed for filing the following:

1.         A copy of the Trusts’ Registered Management Investment Company Bond; and

2.         The certificate of the Secretary of the Trust in which she attests to the authenticity and accuracy of a resolution unanimously adopted by the members of the Board of Trustees of the Trust (including those who are not "interested persons" of the Trust as defined in the Investment Company Act of 1940 (“1940 Act”)) which authorizes the purchase of the bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act.

The bond premium has been paid for the period August 12, 2006 to August 12, 2007and is written for a $1,000,000 limit of liability.  This submission is made pursuant to Rule 17g-1 under the 1940Act, 17 C.F.R. Section 270.17g-1.

Please acknowledge the filing of this submission by date stamping and returning the enclosed copy of this letter to me in the self-addressed postage-paid envelope.

Sincerely,

Theresa Donovan

Sr. Director Compliance and Administration

American Independence Financial Services, LLC

Enclosures